                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           SILVERSTREAM SOFTWARE, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                              DELAWARE PLANET INC.
                          a wholly-owned subsidiary of
                                  NOVELL, INC.
--------------------------------------------------------------------------------
                     (Names of Filing Persons (Offeror))

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    827907106
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           JOSEPH A. LASALA, JR., ESQ.
                         SENIOR VICE PRESIDENT, GENERAL
                              COUNSEL AND SECRETARY
                                  NOVELL, INC.
                               8 CAMBRIDGE CENTER
                               CAMBRIDGE, MA 02142
                                 (617) 374-9800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                   COPIES TO:

                             HOWARD L. SHECTER, ESQ.
                           MORGAN, LEWIS & BOCKIUS LLP
                                 101 PARK AVENUE
                             NEW YORK, NY 10178-0060
                                 (212) 309-6000

                            Calculation of Filing Fee

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             Transaction Valuation                        Amount of Filing Fee
                 Not Applicable                              Not Applicable
--------------------------------------------------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid::     N/A          Filing Party:   N/A
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[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [ ] going private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

      Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  NOVELL, INC.
           SILVERSTREAM TRANSACTION CONFERENCE CALL AND WEB CAST SCRIPT
                                  JUNE 10, 2002


This conference call script is neither an offer to purchase nor a solicitation of an offer to sell SilverStream shares. At the time the expected tender offer is commenced, Novell will file tender offer materials with the Securities and Exchange Commission and SilverStream will file a solicitation/recommendation statement with respect to the tender offer. The tender offer materials, including an offer to purchase, a related letter of transmittal and other offer documents, and the solicitation/recommendation statement will contain important information. Stockholders should read this information carefully before making any decisions about the tender offer. The tender offer materials, certain other offer materials, and the solicitation/recommendation statement will be sent to all stockholders of SilverStream free of charge. In addition, all of these materials will be available free of charge on at the SEC's website at www.sec.gov.


Male Speaker:             (UNINTELLIGIBLE) some housekeeping.  Our agenda today
                          calls for Jack, Chris and David to make some opening remarks about the transaction, followed by Chris taking you through a slide presentation of the one Net
                          Web services vision. Then we'll alternative or change from the original agenda and we'll open it up for Q&A.

                          We're making this call available via conference call and web cast. You can access the slide presentation during the call over the web at www.Novell.com\webservices. For the Q&A we will be relying on the operator so we recommend that you listen to the web cast and if you plan to ask questions all into the dial in numbers referenced in the press release.

                          Before we begin, let me make sure we comply with the necessary legal and regulatory requirements by stating the following. This presentation will contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected in such statement. Potential risks and uncertainties include, but are not limited to, satisfaction of the conditions to closing, Novell's ability to integrate SilverStream's operations, business conditions and the general economy, sales and marketing execution, shifts in technologies or market demand, and the other factors described in Novell's and SilverStream's annual reports on Form 10K for the 2001 fiscal year and the most recent quarterly report filed by each with the SEC.

                          Thank you for your patience, and with that out of the way, let's begin. To start let me introduce Jack Messman who is Novell's Chairman, President and CEO. Jack?

Jack Messman:             Thank you everybody for joining our call today. I
                          trust that most of you have seen today's announcement.
                          Let me give a brief overview of why we have done this deal - - or made this deal, and why we're so enthusiastic about it, and then I'm going to turn it over to Chris Stone, who is Novell's Vice Chairman and the Office of the CEO, for a few comments and then to David Litwack who's the President and CEO of SilverStream.

                          I took over Novell last July coming over as part of a merger between Novell and Cambridge Technology Partners. That deal, as many of you know, was aimed squarely at moving Novell to a solutions focus. Novell has always had and continues to have great technology. But the changing nature of the market, the advent of e-Business has changed the way companies look at and buy technology. Vendors now need to sell solutions to business problems, not network operating systems or directories.

                          The Cambridge deal was designed to help Novell make this switch. It was the right move for the company and that integration is nearing its completion.

                          Over the last six months, as we have completed this integration, I've been vocal about where Novell planned to invest going forward. I've talked about solutions, security and Web services as the three new areas of focus for the company. We've made significant progress on the solutions front. We've now got a series of net business solutions out today that leverage Novell technology and Cambridge business expertise, and there's more solutions on the way.

                          We've also continued to extend our lead on security delivering not just leading security solutions using our e-directory, but also ensuring that all the solutions we deliver are secure. Trustworthy computing is something we've been doing for 20 years, not something we discovered as a marketing ploy a few months back.

                          Today's announcement is a major step in our third focus area, Web services. With the addition of SilverStream to Novell and Cambridge, we add powerful capabilities that help us solidify our lead in net business solutions and move firmly into the category of major player on Web services.

                          You might ask how so. SilverStream is a web service pioneer with a history of innovation. They delivered the first Java based application server, the first standards based portal and integration servers than run on leading J2EE application servers and most recently SilverStream eXtend, the most comprehensive visual environment for the development of Web services oriented applications. In fact, eXtend recently won the EAI Journal Product of the Year Award for 2002.

                          With this acquisition, we not only acquire world-class technology products, but we also get an organization that has been in this market since the early days of e-business software. Now, Novell enhances SilverStream's presence in this market with world-class network security and management products, as well as a global market presence. We believe this will prove to be a winning combination in the emerging Web services market, and that's significant.

                          With industry analysts predicting significant Web services growth over the coming years, being the leader in the development platform is a great place to be.

                          Web services have been incredibly hyped over the last year. A number of companies have used them as a major marketing tool, but let's be frank. This is very much an emerging market. Very few companies are deploying Web services at this time, and developers are just beginning to move into this area.

                          And we think we've got a very compelling picture to paint with three components - - three key components. First, a Novell network infrastructure widely regarded as the most reliable, secure, scalable networking technology on the planet; secondly, Cambridge business expertise which is critical for understanding and modeling business processes and translating those into effective Web services; and third, the highly productive Web services deployment capabilities of SilverStream.

                          We think this is a powerful combination that even the biggest players are hard pressed to match. Needless to say, we're very excited about our prospects and very enthusiastic about the future.

                          I'll turn it over to Chris Stone for a couple of comments.

Chris Stone:              Thanks, Jack.  I'm not going to take lot of time and
                          try not to repeat what Jack said, but let me make a few comments. I have recently returned to Novell, and you may have noticed I made some fairly categorical statements about where the company is going to be headed. I said we'd be moving to a fully open standards, a complete interoperable approach, specifically around J2EE and Web services. Well, with SilverStream we just acquired some of the best J2EE and Web services technology on the planet bar none.

                          Having been involved with Novell for quite a number of years, I kind of got kind of tired of the knock that we don't have a good developer story or even a developer story. Well, now we do. If you're a developer interested in developing a web standard and you're using the best tools in the market and leveraging the best networking infrastructure out there then you should take a look at Novell.

                          Another thing I got real tried of hearing about is how Novell can't play with the big players. Well, let's turn that one on it's head. I'd argue that we're the only company out there, in fact, that can now play with the big boys, and the SilverStream deal only reinforces this even more.

                          What do I mean? Well, Novell's been building out a services oriented architecture for the last four years. Our decision in 1998 to remove our directory from Netware and make it work on multiple operating systems could very well be seen in retrospect as one of the first Web services ever offered. Even more importantly it drove us down a path that made us look at everything from a unified perspective; what we began to call one Net. We realized that companies have heterogeneous networks out there and that they need to open up those networks to partners, to customers, suppliers, and would increase the challenge of managing diversity in the network.

                          So, we developed technology that worked across platforms, not just ours. And like our access and security solutions or that could be dropped into mixed environments like Netware 6, now we play with anybody
                          - - Sun, Microsoft, Lenox, IBM, HP, it doesn't matter. Needless to say, this approach is in marked contrast to other vendors. The big players who continue to argue from monolithic, one size fits all approaches.

                          What does this have to do with SilverStream? Well, not surprisingly we found a kindred spirit here. SilverStream has been actively working towards the open standard interoperability world as well. And like Novell, SilverStream had a history of focusing on proprietary solutions from an integration perspective. It develops excellent application server as Jack referenced which Novell was quite pleased to add to our family in top tier technology. But it also saw the way the wind was blowing and developing its Web services development environment it made sure to make these fully compatible with other leading platforms, such as IBM's Web Sphere and BEA (UNINTELLIGIBLE).

                          SilverStream, like Novell, played well with others. So, the combination now of Novell and SilverStream provides solutions and a true development environment that works across all leading platforms. This gives choice to customers and to developers to do what they really want to do.

                          We really believe, and I think the market will bear this out, that this is a more compelling value proposition for companies today than those with the monolithic options that many of our competitors may propose.

                          Let me turn it over to Dave for a few words before we get into the presentation. Dave?

Dave Litwack:             Thanks, Chris. First, we're obviously very excited by
                          this opportunity. As Chris said, our vision is consistent with Novell's one Net strategy which is delivering relevant services from wherever they reside within and across organizational boundaries that users can access anytime, anywhere on any device. It's something SilverStream has been focused on since our inception and it's at the core of our culture. This opportunity with Novell only furthers our charter to bring advanced services oriented technology to the marketplace.

                          Secondly, I think this is a great match from a technology perspective. In this case, one and one add up to more than two. Why? SilverStream was found to make it easier for corporate IT to build advanced we applications. Our comprehensive visual integrated services environment called SilverStream eXtend, the Web services development platform as Jack described it, is widely recognized as one of the leading product lines for developing this new class of application. We make it easy for customers to unlock information assets from many of their newer, existing enterprise systems, to automate business processes and figure out ways to use web-based applications to drive strategic business change.

                          But Web services don't just happen. You can have the most elegantly constructed web service application but if it can't get to where it needs to be when it needs to be there, it's useless.

                          People forget that the web is a network and networks are difficult to operate, manage and secure. But what's so compelling for us about this deal is that nobody knows networks better than Novell. All of the challenges that we think about when looking at networks today apply in the Web services world only more so. It's increasingly critical business applications and processes and information to flow as Web services. How do you manage the environment? How do you secure the environment? How do you know the person or application that is accessing the web service is authorized to do so? How do you deliver services across multiple devices, wire to wireless, connected or off line?

                          Novell is clearly the market leader in understanding these challenges. By bringing together SilverStream's understanding of how to build and deploy Web services based application with Novell's unparalleled networking infrastructure capabilities will create an exceptional combination that competitors can't match. Top all this off with business expertise such as provided by Cambridge Technology, the ability to help the customer understand, model and build Web services application, and the value proposition climbs even higher.

                          We're very excited to be a key part of Novell's one Net strategy. This deal takes SilverStream to a new level that we would be unable to reach on our own. At the same time, we'd like to think it takes Novell to places it too couldn't reach without us. The combination creates a formidable new player in the Web services marketplace. Jack?

Jack Messman:             I think David said it very well in his last few
                          comments. There's absolutely no doubt about that. It's a good deal for SilverStream; it's a good deal for Novell, for Novell customers, for the development community, and especially for Novell shareholders.

                          Now I think Chris will take us through a Novell one Net presentation. Chris, are you ready?

Chris Stone:              I'm ready. Okay. If you look at the slide on the web
                          cast, it should be on the slide that has the agenda on it - - the one Net Web services Vision. And what I'm going to spend the next few minutes talking about - - a little bit Novell so we all understand, a little bit about SilverStream, the opportunity in front of us, some of the issues and requirements, and then we'll talk about the solution and what we call the services oriented architecture, the solution components and how this all wraps into one Net. So, why don't we just get started?

                          First of all, Novell. Novell has been around in networking for about 20 years now. Our net sales for 2001 were a little over a billion dollars, and we now have over 6,000 employees. Novell has offices in 37 countries worldwide and is clearly the leading provider of net business solutions securing and powering the network world. We grew out of our local area network base and have recently expanded into a solutions area with our acquisitions of Cambridge to provide a set of solutions primarily in the identity management, provisioning, security, as well as management of servers, applications, desktops and all devices.

                          Let's talk a little bit about SilverStream.
                          SilverStream actually (UNINTELLIGIBLE) back in - - excuse me, I (UNINTELLIGIBLE) about four years ago Dave?

Dave Litwack:             Three years.

Chris Stone:              Three years ago. In 1990 had revenues of $68 million
                          and they had roughly 1,700 customers. They bring 480
                          employees to the fold with Novell. Again, they had 17 offices worldwide. SilverStream's product called eXtend, which is a comprehensive digital integrated services department, is in essence the third leg of the stool in Novell's quest to build out an infrastructure proposal solutions for both network services as well as Web services. And we'll get into more detail about what that means.

                          Next slide. Like Novell, from a technical perspective, SilverStream has had a significant technology leadership over their past five or six years of business. They were the first Java based application server as Jack had mentioned, and were on the first service (UNINTELLIGIBLE) for J2EE. They're also a pioneer in this space with (UNINTELLIGIBLE) based e-business engine and the first (UNINTELLIGIBLE) integration server. They were one of the first on (UNINTELLIGIBLE) compliance with an integration server, and have been very involved in WSFL, which is in essence profit management workflow standards activity. They have been renown for their high productivity and have been leaders in both vocally as well as technically in the Web services environment. So, we welcome this technology leadership into our solutions fold.

                          Let's talk a little bit about the business requirements. Obviously we all know that everything is changing, and we need to build out services that respond to this change, and we need to deliver a highly interactive and dynamic solution built from components, not just point solutions or point products anymore that you could slam together in shrink-wrap environments. It's very much a dynamic world now. And it's all about relationships between customers, between suppliers, between partners. And those relationships then become complex processes and those complex processes then have to be managed.

                          And in the past, we've all built what we would refer to as accidental architectures. What that basically means is we've been installing software, we've been installing repositories, we've been installing applications for years.


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
                          They still don't all work together and they probably will never will all work together, but we've raised the bar a little bit more with this acquisition.

                          And then the key goal I think for most TIO's today is to maximize the return on investment. This is about the cost of building and managing and maintaining your environment.

                          So, the dilemma is we've got to be able to build applications that support any user on any device from any location. This is the goal. If anybody ever asks what it is we're trying to do from Novell's perspective or even from an enterprise, it's got to be able to support anything from anywhere anytime. And most of all it's got to be managed and they've got to be secure. One of Novell's key strengths in its solution set are these two components.

                          Those processes then cut across all environments whether they be customer, employee, or supplier boundaries. When you add those three environments together you clearly get processes that don't match. You can't just build information systems; you can't just build solutions; and you can't just build products that fit into these. Those processes have to change in many cases.

                          That information is locked in departmental applications. It doesn't fit out there in the net. It fits within your whole world. And it's tightly tied to platforms and it's tightly tied to (UNINTELLIGIBLE) vendors. Then the architecture, as I mentioned earlier, is a result of historical decisions and functional optimization. The goal is to spread this organizationally across the environment whether it be customers, employees or suppliers.

                          So, if you look at the next slide we call Solution Requirements, virtually all enterprises are made up of users, devices, processes and resources. And you enterprise generally contains one or all of these different components. It's a myriad of silo-based environments, and it is in essence this makes up the portfolio of your assets.

                          But, they are tightly tied together in a very stove pipe application set. They are difficult to redeploy to meet new business challenges. Over the past ten, 15, 20 years in software we've raised the bar a little bit whether it was object oriented programming or it was new networking (UNINTELLIGIBLE) or the internet itself with HTP's, we still live in silo environments within our four walls. These are the challenges that lie in front of us and these are the challenges we're trying to attack and provide solutions for with Web services.

                          So, the solution requirements, if you believe that those silos exist, are to decouple the processes and information from the application. To a technical audience, this has always meant to divorce interface from implementation. And we've been talking about this from a standards perspective from years. That same idea, that same concept has to happen internally in most enterprises if at all.

                          They then have to be exposed through standards based interfaces, and those standards based interfaces are in essence what we're now talking about with Web services whether they be a universal directory and discovery using the eye; whether it be soap (phonetic) which in essence is a protocol; or whether it be things like XML. Those new standard interfaces make up a lot of what's happening from a standards perspective.

                          We then have to manage these resources and processes and devices as directory based entities. This is clearly where Novell comes from. We believe that as directory provides you with the business policy engine; it provides you with a secure and authorization and authentication mechanisms; it provides you with the capability of having your network appear as if it's one. That's what our one Net strategy is all about.

                          Then you assemble these entities into dynamic applications. Once you've figured out how these processing devices should be stored, should be authenticated and should be managed, you would then be able to assemble these in dynamic components that can also be managed as part of this network, and securely deliver it to anybody, anyplace, on any device. And that's the story we're trying to (UNINTELLIGIBLE).

                          We call it a services oriented architecture, so whether it's loosely coupled, the ability to configure these components in a dynamic way; whether it be standard based, J2EE, Web services and XML, it's got to be process driven which means it's invocable from virtually any business process and they have to be then married together. It should be directory enabled. That gives us the management, security and provisioning environment that we need as a solution set and that the enterprises require in order to have their networks appear as one. And, of course, it has to be orchestrated and managed from a complete network perspective; otherwise known as the three M's - - metering, managing and monitoring.

                          Let's talk about these different components. Clearly you need a strategy deliver piece where you take the business processes and technology planning, and then you add analysis and design, and, of course, implementation folds out of that. Whatever method you use to design your environment internally, those are the kinds of aspects that you must be involved in how you are going to deliver this.

                          Then what are you going to develop it with? What are the tools? Would they be visible? What is the interaction and the integration between these tools? What is it they've done? Is it cross platform? Most people would say yes. It is very unlikely that we are going to continue to live in any kind of homogenous world in spite of what Microsoft might have you believe. It will continue to be heterogeneous. Identity and provisioning will become major issues across these environments. A J2EE application server becomes critical whether it be now from us with our SilverStream acquisition or it may be from our other partners. And then, of course, the management and orchestration of these environments becomes critical.

                          So, as you can see, those three components make up the three legs of the stool we've been talking about - - Cambridge, SilverStream eXtend and Novell. Cambridge gives us proven methodologies. A little bit about Cambridge is when Cambridge was formed it had a background in application development. So, we have internal expertise around this particular area.

                          SilverStream now brings us the Web services technology leadership, as well as the development environment from a visual perspective. And Novell, being the pioneers in network management, local area networks, and now world-class security, reliability, and management of networks. When you start to bring these three things together you see why we made this acquisition.

                          We now call that one Net. So if you put together Cambridge's innovative solutions with the technology and component building of SilverStream, and couple that with the world class security, management tools, provisioning environment from Novell, we now have filled out what we've been referring to the for the past three or four years as one Net.

                          You can also relate this to what IBM did back in 1992. To give you an example here as an analogy, the Cambridge solutions, if you look on top of this slide, would be akin to IBM's global services. We have rebranded SilverStream to be called Novell eXtend. This would be similar to what IBM had done in the past with say (UNINTELLIGIBLE) and Lotus and some if their acquisitions.

                          And the, of course, the core business of Novell was net services. We believe that by bringing these pieces together in Novell's one Net, we now deliver the most comprehensive set of solutions for planning, implementing and managing these services oriented architectures.

                          So, let's talk a little bit about Cambridge. Clearly a recognized innovator, as I mentioned earlier, with its application development and our proven methodologies with our large customers, rooted in deep technology and best in class solutions. When you couple that now with Novell eXtend, we've added the first visual integrated services environment for our platform deploying and managing advanced web based components and applications. They also provide us with a standard base interfaces for Web services and interactive solutions to integrate what you already have with what you probably will have in the future.

                          Then, with Novell's net services, clearly we were the pioneers in networking in the past 20 years. We've now added to our world-class directory technology an open J2EE based run time environment. It now gives us reliable high performance scale from now just a management, secure and provisioning environments, but also with component building in the Web services area. The goal here is to provide this all across platforms. This is not just a Netware implementation. This will also be available and collaborate across multiple application services, as well as Microsoft platforms, Unix platforms, and Lenox.

                          So, the value proposition is that Novell will now provide these business solutions on top of our technology solutions. From a development, capability and reliability perspective, we now have a secure infrastructure that will truly enable enterprises to explore new technologies, and, again, leveraging what you have with what you're probably going to have in the future.

                          Our one Net vision, when we fill it out with the SilverStream acquisition, will now allow organizations to maximize their ROI by managing these complex processes, and drilling that down into business value with applications that can be built from a component basis with our SilverStream acquisition and managed with our Novell net services, and then, of course, deployed with our Cambridge Technology Partners component.

                          So, with that, I think you'll find we think this is a very promising story and acquisition for us as we go forward with our enterprise customers. I think at this time we'd like to open up for questions and let's open up the phone lines. So, operator, if you can take it from here and we're wide open for questions.

[Short Pause]

Operator:                 At this time, if you would like to ask a question,
                          please press star then the number one on your telephone keypad. We'll pause for just a moment to compile the Q&A roster.

[Short Pause]

Operator:                 Please continue to hold while we compile the Q&A
                          roster. Your first comes from Steve Burg with Punk
                          Ziegel.

Steve Burg:               Hi, guys. Could you just quickly review the actual
                          steps involved in getting this deal to close? I understand in about seven days you make a tender offer and then there's time after that. Do you have to file hard scott radino (phonetic) and then is there anything else besides that that you could tell me about it?

Jack Messman:             Yeah. I think the question is what are the mechanics
                          of closing the deal.

Steve Burg:               Right.

Jack Messman:             We're having some technical difficulties on this end,
                          so please bear with us. This is a cash tender offer.
                          We will commence it probably later this week. And the offer has to be open for 20 business days. If we get an excess of 90% or more of the votes, we can do a short form merger and close it on the 20th day. If we do not get 90% but we get greater than 50%, we then will have a shareholder vote and close it sometime later. If we do the 90% short form merger, we would probably be done by the middle of July, and if we have to go to the shareholder vote we'd probably be done by the middle of August. Those are the rough dates. HSR
                          - - we do have to get HSR.

Steve Burg:               And when does that start from or when will it start
                          from?

Jack Messman:             It will start from this Friday likely.

Steve Burg:               Okay. From this Friday.

Jack Messman:             Or early next week.

Steve Burg:               Okay. Great. And this is a question for Dave. It
                          sounds like you're going to be staying on to manage the business. Is that correct?

David Litwack:            Yes, that's correct. In fact, the way we'll be
                          organized will be the SilverStream organization will be a business unit within Novell focused on the same things that we've always been focused on. We'll be - - from a product offering, we'll be enhanced by having all of the security and identity and management products from Novell and we'll be working with the Novell organization and the Novell customer base and so forth.

                          But our charter is essentially the same. I'll be running it. I'll be reporting to Chris and I'm looking forward to taking the critical mass market credibility and market reach that Novell brings (UNINTELLIGIBLE) to take the extent offering into market place successfully.

Steve Burg:               Are you going to be joining the Novell board?

Jack Messman:             No. We only have one management member of our Board
                          and that's me.

Steve Burg:               Okay.

Jack Messman:             The new governance policies and directions that we're
                          heading that makes it difficult to have more than one outsider on the board.

Steve Burg:               I understand. Okay, very good. Thank you very much.

Jack Messman:             I might add that we're going to have a lot of vigorous
                          cheerleaders behind David helping him to make this happen. This Web services space is where we want to be. We have great capabilities in the company both on the consulting side and in the infrastructure product side, but this Web services space is where it's all going to come together. So, we're going to be backing him in every way we can to maximize our advantage in the Web services space.

Steve Burg:               Very good. Thank you very much.

Operator:                 Your next question comes from T.C. Boyle with Bar
                          Business.

T.C. Doyle:               Good morning. It's actually T.C. Doyle from Bar
                          Business. I'm curious, how deep are the ties between the two companies? I noticed that Novell is not listed as a SilverStream strategic partner on its website or marketing materials, and I'm wondering thus of the two companies have worked together before, and if so, in what capacity? And whether or not the existing alliances with Sun, Microsoft, IBM and Oracle will be impacted in any way going forward.

Chris Stone:              Hi, T.C. This is Chris. When we put the strategy
                          together to fill in the Web services area that we wanted to fill in, we actually found SilverStream.
                          They didn't come looking for us. Obviously, they were busy developing a product. As I mentioned in my talk, it's kind of a kindred spirit as far as how we actually fit together.

                          Some of the Cambridge consultants had used
                          SilverStream's product in the past and had some work with it. I wouldn't say a lot, but they've done some work with it.

                          The second part of your question - - so, there hasn't been a lot of relationship between the two companies until fairly recently. The second part of your question was how does this affect our relationship with BEA, Sun and IBM? It should not affect it because in the application server area, we believe that that is moving towards more of a commodity marketplace anyways. If our customers prefer to use Web Logic or Web Sphere or something like that they're more than welcome to do it.

                          It is likely, though, that are channel partners would like a commercially available ap server from Novell
                          - - directly from Novell, and they will get that now from us with the SilverStream merger. So, we get the benefits of two parts here - - our own, as well as the ability to use our partner's.

T.C. Doyle:               Fair enough. Thanks.

Operator:                 Your next question comes from Ron Schmeltzer
                          (phonetic) with Zap Think (phonetic).

Ron Schmeltzer:           (UNINTELLIGIBLE) I have a question. It's actually a
                          follow on to that. Given that the Web services market is becoming increasingly more crowded and more complicated, is Novell planning on leveraging its strength and directory and integration for any UDDI based products or integration server products?

Chris Stone:              Yes. Absolutely. As a matter of fact, you may have
                          noticed recently that we have taken some fairly significant stances in the UDDI space. We are now running a working group in UDDI.org. We are very active in the Liberty alliance which has become a UDDI focus organization, not just a digital identity space.
                          We put a press release out the other day talking about our direction of our directory and our intensions to make a UDDI server available in a very short period of time. So, we're very serious about that.

                          We also believe too, so as to be clear, that UDDI is more EDDI. And what I mean by that is enterprise discovery. A lot of that will happen inside the four walls before you see some type of Uber (phonetic) directory in the sky in the Internet. So, you will see us focus more around things like enhancing LDAP to support UDDI. We submitted that to that IETS, as a matter of fact, ten days ago. So, we're very, very serious about this.

Ron Schmeltzer:           Thank you.

Chris Stone:              Yep.

Operator:                 Your next question comes from John Hoops (phonetic)
                          with UBS Warburg.

John Hoops:               A couple of questions. The first one would be, Chris,
                          how long did you look at this before making the acquisition decision? And is there any other hole, perhaps, left in your Web services that you might be able to leverage again the balance sheet on for perhaps another acquisition? And if so, what type of size of a company would we be looking at from a revenue standpoint?

                          And the second question would be from a reporting standpoint. Will you be breaking this out separately and when do you expect it to become accretive?

Chris Stone:              Okay. The first part of your question was how long
                          have we been looking for this. Actually, Jack and some of our strategic folks internally were looking at this long before I showed back up inside the company. So, they had already realized it was a missing piece. That was one of the reasons I came back was when Jack approached me and said hey, we're actually going to do some stuff that you like. So, I got very interested in that.

                          As you may or may not know, I was trying to do that back in 1998 and 1999 inside Novell. So, this was terrific for me. We had scoured the marketplace.

                          As I mentioned earlier, we found SilverStream. They didn't find us. We knew exactly what we wanted to do from a strategic perspective, and then we went out and tried to find the fit. We didn't do the inverse which was here is a company; let's see if we can squash it into what we do. So, we had a fairly painstaking process both from a business perspective as well as a technical perspective to find this solution. So, that's how it came about. So, it was in the works for at least six months.

                          As far as holes that you asked to fill in, in a Web services world this is something that will continue to evolve for quite some time. It probably will never be done, but I'll give you an example of some areas that we're also looking into. SilverStream gives us a large component of the Web services environment from a development and visual services perspective from a developing of the components. We also believe that the metering, management and monitoring is key for us going forward, so you will see us invest either internally or externally in that area. UDDI, it's clear that we're going to do that internally since we have that expertise. That's a major component.

                          Another couple of areas are things we call RDF or for lack of better terms, a software browser for this environment. So, you will see us rounding out some of the things in the future from that area. We call this whole architecture an advanced integration platform. So, your question is very good. There are some other things that we will need to do over time, but right now we believe we've got pretty much everything necessary for the base line.

Jack Messman:             I might add that we did start this process about a
                          year ago before Chris came on board, and that's one of the reasons why I pursued him so aggressively to join us. But we looked at all the players both public companies and private companies. We tested the products and we thought that SilverStream was the best combination of technology and functionality that we could find.

                          We actually did some proof of concepts and proved that there was a significant advantage to using these products. Even if we didn't acquire SilverStream it was likely we ought to use the tool because we were able to develop solutions in have the time that we were doing in our normal methodologies prior to using the tool. So, the downside of this if we did all this work and we couldn't do a deal at least we were discovering some new tools that we should use.

                          We are now going to be able to talk about our advanced integration architecture because we have been keeping it under wraps for competitive reasons, but in that architecture, there are some holes and some opportunities and we will always look at three options to fill those holes. And that is we either engineer it ourselves or we buy it or we partner with somebody who's got that capability.

                          So, I think this is just the first step in creating a whole new area of competency for Novell and Cambridge and SilverStream, and we intend to be a major factor in this Web services space with the combination of these three companies.

John Hoops:               Finally, will we be able to see revenue progress here
                          perhaps breaking it out like a Valera (phonetic) segment type of reporting? And when do you expect it to be accretive?

Jack Messman:             Quite frankly, we're just glad to get to the point
                          where we could announce the deal. We're haven't thought about how we could account for it yet, and I'm sure we don't own the company and before we close the deal or as we close the deal we will give you more of those details.

John Hoops:               Great. Thank you very much.

Operator:                 Your next question comes from Margaret Cane with Fee
                          Net (phonetic).

Margaret Cane:            Hi. I just had a quick question about the finance part
                          of this. There's a pretty big premium on the stock.
                          Can you talk about how you came up with that number and how you decided to value it at that price?

Jack Messman:             Well, we did the normal investment banking stuff where
                          we compared the price to other metrics. We looked at precedent transactions. We looked at the Tibco
                          (phonetic) acquisition of Talarium (phonetic) which was at about 112% premium to the market; we looked at IBM's cross roads premium of 97%; we looked at the Cybase (phonetic) new era networks premium of 107%;
                          Citrics (phonetic) and Sequoia which was an 82%; and, of course, on yesterday's price our premium was 75%.

                          But I think when you're talking about developing companies, these ratios sometimes get a little difficult to make comparable, but the bottom line here was for us was what I call three vital elements of value which was the time to market, the time to volume, and the time to value. With regard to time to market, SilverStream allows Novell to get to market more quickly than we could developing this technology on our own. I think we felt we had the skills to do this on our own, and quite frankly the cost of doing it internally of building this technology on our own is about what we're paying for the company. So, we felt comfortable when those two numbers checked out.

                          We estimated though it was take three to four years to do that and, of course, in this marketplace three to four years is a very big deal and so we might miss the market if we took the time to do that.

                          The second concept is time to volume and not only if we built this product and took three to four years to do it, we would then have to develop a revenue stream so the time to volume issue was pretty important to us that SilverStream brought a $40 to $50 million revenue stream with them, and that validated the fact that the product worked and the customers - - or if it didn't work, the customers wouldn't be buying it.

                          And the third part of the value issue is the time to value. Novell can now add features to the SilverStream product and platform, rather than having to create the platform from scratch. We believe we can grow the SilverStream revenue stream rather than having to start from scratch, and we believe we can get to a faster break even with SilverStream and create value for our shareholders as a result of the acquisition rather than trying to develop this technology on our own.

                          And, of course, it would take time to build it on our own. If we didn't have a lot of Java programmers we'd have to ramp up the volume and we would always have the risk that we would not be successful. So, in light of those factors we felt - - and in light of the factors of other deals that have been done, we felt that the purchase price was fair.

Margaret Cane:            Thank you.

Operator:                 Once again, I would like to remind everyone
                          if you would like to ask a question please press star, then the number one on your telephone keypad. Your next question comes from Brad Murphy with Valtech
                          (phonetic).

Brad Murphy:              Good morning, gentlemen; Dave. Our organization - -
                          I'm formerly CEO of an organization that was acquired by Valtech because of our leadership around engineering and designing Web services infrastructure for large enterprise accounts. My concern is that this morning I've heard a great deal of what I think is compelling evidence for the combination, but repeatedly an emphasis on what's in it for SilverStream customers, shareholders and the other major segments of the Novell organization, specifically Cambridge Technology Partners, and not a single time a reference to the channel that influences business to major enterprise accounts that would be potentially competitive with Cambridge.

                          One of the reasons why we were so interested in SilverStream is that channel conflict did not exist. Could you comment at all on what you see going forward in that regard and whether or not you see that changing dramatically, and if so, give guidance to someone like myself that's trying to champion SilverStream within a global organization and now is going to be probably asking the question I'm asking which is would be better off just finding the partner conflict at one of the other major platform players rather than Novell now with this recent acquisition?

Jack Messman:             Well, let me take a first crack at that and then David
                          can fill in based on what his activities have been. We built Novell on the back of the channel. That was the key to our success back in the `80s. We actually helped create the channel, as a matter of fact. And we lost our way along the way, and we did some things about four or five years ago that we shouldn't have done. We put in place a direct sales force which I think we needed to do at the time because we found that the channel partners couldn't sell or couldn't work at that level in enterprises.

                          We had certain skills and capabilities that enterprise accounts needed that we couldn't find in all of our channel partners. Obviously, there are exceptions to every rule. So, we installed a direct sales force, but we didn't do a very good job of managing it and our direct sales force starting competing with the channel. And if there's one thing we've learned is that we need to get the channel back in shape and back as a partner. We cannot reach - - with the direct sales force that we had, we cannot reach all of the opportunities that exist in the marketplace. There's just too many of them.

                          And that's why we've recently announced our new channel program where Novell's direct sales force will call on named accounts and we will turn over all of the other accounts to the channel partners and help them get the business going. We believe that that's the way to go to reestablish our partnership with the channel.

                          So, I don't think you should necessary look at the fact that we're now the owner of this technology as meaning you have any less opportunity. I think you need to talk with our channel people. We are reinvigorating the program where companies like Valtech can be a great partner for us and compete on a fair basis. We have new rules of engagement; we have a partner handbook; all of these are being implemented in our field organization so that we don't mess up our relationships with partners. As a matter of fact, we look to enhance them.

David Litwack:            Just to reinforce that, I think that a rising tide
                          raises old ships, and it was a much larger
                          (UNINTELLIGIBLE) large Novell customer base. I think that we expect to have more SilverStream product out in the market by a lot, and while Cambridge Technology is an excellent organization, it's not huge by a large integrator standards at all, and we view it as predominantly in support of our business.

                          The other thing is the comment about our approach. We want to have most of the pieces of the puzzle, and I think we do and we have high quality pieces, but we view those pieces independently. If somebody says they want to run on another ap server we say fine no problem and we structure appropriately.

                          The Cambridge folks are a big partner of BEA. If they go in and they are selected for a consulting assignment and the customer says well I'd like to run on Web Sphere or Web Logic or I'd like to use the entire Web Sphere or Web Logic staff or dot net, for that mater, the Cambridge people aren't going to force feed SilverStream technology into that customer. They're going to give the customer what they need, but they have that capability.

                          Going the other way, I think when our sales people go in to sell our products and technology to a customer we're not going to simply say well we can only do this deal if you use Cambridge consultants. First of all, there aren't enough of them. And secondly, we want to be partner friendly and want to honor the partner relationship.

                          So, I would like to think relative to the preexisting SilverStream partners that we have an opportunity as part of Novell, which has a very large global presence, a very large customers based that we now have access to, that the opportunities overall are going to increase. And those partners that have high quality SilverStream expertise I think will get potentially more opportunity than they do today just because of the pie itself gets bigger.

Jack Messman:             Yeah, we committed when we did the Cambridge
                          combination last year that we would share our solutions and methodologies with our partners. And everybody found that hard to believe that we would do it.

                          And as I said, we can't get to all the customers and we have recently been releasing our solutions and methodologies to our partners on a regular basis. Just in the last month we've had various meetings with partner groups who turn over to them and help them understand our solutions and our methodologies and other techniques that we use to sell our products.

                          So, I think you're going to find that we are a very channel partner friendly company.

Brad Murphy:              Okay. So, if I understood correctly, I probably need
                          to spend some time exploring this directly with the Novell partner team?

Jack Messman:             Yes.

Brad Murphy:              Okay.

Jack Messman:             And you're in North America so you need to talk with
                          Carv (phonetic) Moore who is the president of North
                          America.

Brad Murphy:              All right.  Thank you.

David Litwack:            Or you can come in through Julie O'Brien and she'll
                          navigate you through the Novell organization.

Brad Murphy:              Okay.  Thanks, Dave.

Operator:                 Your next question comes from Joe Sarley (phonetic)
                          with Morgan Stanley.

Joe Sarley:               I have a question for Dave. Dave, this seems to be
                          pretty interesting that it would also seem that a good piece of what's going to determine the success of this joining is going to be the commitment of you and your team. Can you give us an idea about what you're thinking about over the next 12 months, 24 months, in terms of your commitment and your team's commitment to the combined organization?

David Litwack:            Can you try again and maybe speak up a little louder?
                          We're having a little trouble hearing you.

Joe Sarley:               I'll turn the volume up. Is that any better? Can you
                          hear me?

Jack Messman:             Yes, that's better.

Joe Sarley:               Okay. Dave, my question is it seems that a big piece
                          of the component as to what is going to make this combination successful is going to depend a lot on who in your team is around over the next 12 to 24 months.
                          Can you give us an indication of what your plans are, what your team's plans are for staying on with the combined entity post acquisition?

David Litwack:            Okay. I think, as Jack mentioned, one of the reasons I
                          think Novell found SilverStream very appropriate as a partner in this is not just technology, but also we live and breath in this States, and we have an appropriate (UNINTELLIGIBLE) and, in fact, if you look at the size of Novell and the size of SilverStream, the entire SilverStream organization becomes a swat team within the much larger Novell organization with very strong expertise whether it's training others in the organization or simply supporting what we think will be a larger customer base.

                          I can tell you that we had an employee meeting this morning and certainly all of the key people have been discussing this for several weeks. The people in SilverStream view this as an opportunity to take all the hard work that we've done over the past six years since the inception of the company, and finally to get past the well you're not very big and where will you be in five years type of issues that pervades a very cautious marketplace today. We now see the Novell is a platform - - a business platform as one of the several largest software companies in the world with 80% of the Fortune 1000 where now our organization can go in and really have a significant impact on the marketplace.

                          We should mention that the entire business unit reports in to me. That's all of the R&D, all of the product organizations, as well as the field organizations worldwide and that our sales force will function as an overlay sales organization, a Novell organization. So, via the Novell organization, whether it be Cambridge or Novell sales people, we'll be able to be brought into deals, but as you're probably aware, this is a pretty complex space and it takes a lot of time to gear up for this. And we live and breathe this stuff, so we will be brought in to make the deals happen and then to support the customers with our products thereafter.

                          So as such, the move within SilverStream, the management team is extremely positive towards this viewing it largely as an opportunity to take all of our hard work and finally get passed the critical mass and market presence issue and really succeed. So, the SilverStream team is quite committed to this thing and is very positive towards it, and the organization will be essentially intact.

Joe Sarley:               Thank you.

Operator:                 Your next question comes from Jay Boss (phonetic) with
                          Wells Fargo. Mr. Boss, your line is open.

Jay Boss:                 Yes. We have a question about existing - - support for
                          the existing SilverStream product suite which was developed before the J2EE standards, and whether the SilverStream plan for supporting this for the near future is impacted at all by the acquisition?

David Litwack:            If I heard right, when you say the existing
                          SilverStream product suite for the J2EE platform?

Jay Boss:                 No.  I meant the Classic SilverStream.

David Litwack:            The Classic SilverStream, pagers and so forth. I think
                          that that plan and decision is based on industry tends and evolution of standards and isn't going to be impacted by this acquisition.

                          What I think is significant whether you may have heard or not is that we are aggressively moving in our own product line to the next generation of easy to use products around the (UNINTELLIGIBLE) way to presentation using some of the important evolving standards in the market that are being developed under the offices of W3C.

                          So, it's very much our goal in the - - and this is work that's already been underway, to produce page and form designer quality products in terms of ease of use that can be fully compatible with industry standards. And, again, this is something that's driven by trends in the industry and its not going to be impacted one way or another by the Novell acquisition.

Operator:                 Your next question comes from Kimberly Nichol with AMR
                          Research.

Kimberly Nichol:          Hi. This is Kimberly Nichol. I wanted to come back
                          around to some of the stats that you gave at the beginning of Chris' presentation, and just verify the numbers and line them up correctly. I caught that SilverStream has 480 employees now. And how many does Novell have now?

Jack Messman:             It's about 6,000 I think. If you'll hold a second I've
                          got the number here. It's 6,041.

Kimberly Nichol:          Okay. And how many of that 6,041 are in the Cambridge
                          Solutions group?

Jack Messman:             About in Cambridge there's 1,344, and in Celerance
                          (phonetic), which is a management consulting group that we own, there's 505.

Kimberly Nichol:          And both of those you count as part of the 6,041?

Jack Messman:             Yes.

Kimberly Nichol:          And let's see Celerance was 500 and - -

Jack Messman:             Five zero five.

Kimberly Nichol:          Five zero five. Okay. And I think the gentleman in the
                          channel Valtech had a very interesting question. So, the idea with the solutions and the reseller business is that you're going to keep that at the same level of importance or actually try to ramp that up in the future. Is that correct?

David Litwack:            Yes, it is.

Kimberly Nichol:          Okay. And right now, if I add all those numbers
                          together I get to about 6,500 for total employees - - just about that. Is that what you expect the total company to be or are there going to be any types of reductions in headcount?

Jack Messman:             No, we don't anticipate any reductions. The two
                          companies are complimentary rather than duplicative.
                          And so we will over time consolidate our back office


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
                          operations, but we don't anticipate that's going to lead to a lot of reduction in employment.

Kimberly Nichol:          Okay. Great. And then my last question is obviously
                          the area of supporting Web services is pretty broad.
                          There's the development side as well as the deployment and the management, and certainly SilverStream has spent a lot of time on the development and I understand Novell's made some end roads on the management side, but there's still a lot there. Are you still considering additional acquisitions?

Jack Messman:             Well, as I said when we were talking about the
                          architecture, the advanced integration platform that we were considering, there are holes in that architecture, and when we look at those holes we look at who we can partner with first, and secondly who we might buy - - who's in that space, and thirdly how much it would take to create that product on our own.
                          So, we do a make, buy versus partner decision a lot.

                          So, I don't think our natural inclination is to by things. I think we are engineers by nature and we'd like to create things. So, I would say that we are not an acquisition focus company. We are a growth-oriented company and will try to grow anyway we can, hopefully internally because we think we create a lot of value that way.

Kimberly Nichol:          Okay.  Very good.  Thank you.

Operator:                 Your next question comes from Sasha Alexander with
                          Computer World.

Sasha Alexander:          Good morning, gentlemen. I would like to know how
                          much time it would take you to integrate those product lines? And second, are you basically addressing existing Novell customers to give them the opportunity also to start with Java?

David Litwack:            Okay. That's two questions. The ability to integrate
                          - - one of the beauties of this relationship is because both of us are so focused on standards these things will work together very, very quickly. So, for example, the Novell e-directory is LDAP based and so
                          SilverStream already supports LDAP. So, the security product should already work (UNINTELLIGIBLE).

                          So, we'll do some testing and packaging, but we expect the integration effort to be at minimal if anything because Novell has built their products based on standards and those are standards that we support, but that should work out very well. We think we'll be there very quickly.

                          Second part was - -

Jack Messman:             Can you repeat the second part of your question?

Sasha Alexander:          Yes. I mean basically I'm still wondering who would
                          you like to attract with this new offering? Is it basically fulfilling something that the Novell community has wanted for a long time (UNINTELLIGIBLE) application server and development tools? Who would you like to address with this new offering since the Java application server market, for example, is really packed and servicing wasn't exactly the leader?

Chris Stone:              Well, as far as who we're trying to attract, yes, the
                          developers in general have not been shall we say beating our door down to writing applications on a Novell platform. This now gives us, from our customers and channel perspective, they've been asking for this for years. So, we think we've pretty much solved a very large hole in our offering to our current customer base and our prospect base and our channels. So, to answer your question directly we've got quite a solution for that.

                          As far as new developers are concerned, you mentioned the crowded ap server base. Again, let me be clear. We're not trying to compete in the ap server marketplace here. That's not what we're after or what we're talking about. We happen to have an ap server now with the SilverStream, but we also want to be flexible enough that you can use any ap server you want. And we've tested this already with Web Sphere and Web Logic and we know they both work even though we have relationships with both of them. We expect to do that with Sun and others.

                          So, our goal is to be very much across the platform development environment independent of whatever ap server you want to use. So, that's our view going forward.

Jack Messman:             Yeah, our strategy is aimed at what we call higher
                          level than the ap server at this point. We have this concept we call advance integration platform which we're not prepared to talk about in this presentation today, but we will be getting that information out into the marketplace.

                          So, while we're getting an ap server, this is about a space above the ap server that we believe where we can serve our clients with capabilities that don't now exist in the marketplace. This is the first step in creating that advanced integration platform, not the last step.

                          So, we have always had, as Chris may have mentioned earlier, we have never had an offering environment that's been a strategic deficiency that we've had for years, and now I think we've resolved that issue and it will create lots of opportunities for us to create growth within the company.

David Litwack:            We should be clear that SilverStream has transitioned
                          away - - while we have an ap server, we transitioned away from that 80% of our business prior to this occurring has been what we call the stack technologies
                          - - things like portal or interaction technologies and integration server technologies and the appropriate development tools to support the development of these advanced web applications.

                          And one of the things that Novell brings - - at one end you talk about the Netware base, and as Chris said, there is a demand for the network base for the developer - - a cross standard base developer product. But by the way, Novell is in 80% of the fortune 1000 and so certainly based on that the Novell base is a good entry point for all of our product offerings, but coincidentally that's also most of the market that you want to go after as well.

Sasha Alexander:          Thank you.

Operator:                 Your next question comes from Chuck Philips with
                          Morgan Stanley.

Jack Messman:             If there's a question we're not hearing it.

Operator:                 Your next question comes from Chuck Philips with
                          Morgan Stanley. Mr. Philips, you may proceed. I'm sorry. That question has been withdrawn. Your next question comes from Nick Patients (phonetic) with 451.

Nick Patients:            Hi, this is Nick Patients with 451. Chris, I was just
                          trying to understand a bit about the product strategy following on from the last question. I mean will the SilverStream eXtend platform with the four elements that exist at the moment, will they still be around?
                          And what do you plan to do in the near term? Will eXtend run on Netware or something like that? Could you just give us a little bit more color?

Chris Stone:              Sure. The direct answer is yes it's going to be
                          around. As you may have caught earlier, we're going to rebrand it as Novell eXtend so it's all the components that SilverStream's been working on for a number of years. So, that's clearly the case.

                          And what was the second part?

Nick Patients:            Just what the actual - - I mean will it run - - will
                          it be ported to Netware or what are the immediate term stuff? Is it just a case of rebranding it and selling it?

David Litwack:            We should point out that all of SilverStream's
                          technology - - the entire eXtend product line is built on J2EE, not on any particular ap server. That's the first point. The second point is Novell in the past year, as you may or may not be aware, is shipping with Netware a Java virtual machine - - a very high performance Java virtual machine, and such our J2EE server can run us off of it with some minor work. I mean literally a week's worth of work. Therefore, you'll have a J2EE environment on top of Netware, and since all of eXtend is built on J2EE, the entire
                          SilverStream product line will then run on Netware.

                          So, while that's only one of our targets, we're running on all the major application servers, and we'll run on all the major platforms, the entire product will run on Netware very quickly.

Chris Stone:              One of the advantages we also get out of running on
                          Netware too is speed. As you know, we've been focused on speed and acceleration of the network operating systems since we've started, and we've actually built a fast JVM which is a Java virtual machine, and we've been working on that over the past four or five years.
                          So, when you couple the SilverStream environment with our screaming fast virtual machine, we'll have quite a nice little solution on network.

David Litwack:            And the interesting thing is that when people go to
                          build their applications using eXtend they'll be building their application not tied to any platform.
                          So, they can build their application completely independent of platform and then they can make a decision to run on Windows MP or Lenox or AIX or HP or Solaris or whatever, and they may just find that by the way this application they've built runs really fast and really secure on Netware. So, that would just be one of the choices.

Nick Patients:            Okay.

Jack Messman:             I just want to clarify one of the points I think you
                          asked and that is that the SilverStream eXtend product will become the basis of an even bigger platform as we add capabilities and other features going forward. So, it's the current four components of eXtend will become very, very important to the future product offerings that we have.

Nick Patients:            Okay.  Thanks.

Operator:               Your next question comes from Chuck Philips with
                        Morgan Stanley.

Chuck Philips:          Can you hear me this time? Nope?

Operator:               Yes, Mr. Philips, we can hear you.  You may proceed.

Chuck Philips:          Oh, okay. They didn't seem like they could hear me. I
                        was just asking about the earlier the Netware platform has never really been a developer's platform over the years, and what's going to change it this time? It sounds like you think it can host application or are you saying it's just an integration server and then what's the message to the customer I guess for why they need yet another integration server operating system?

Jack Messman:           Is that Chuck?

Chuck Philips:          Yes, can you hear me?

Jack Messman:           Yes.  One more time, Chuck, a little bit louder?

Chuck Philips:          I don't know why it's not coming through loudly, but - -

Jack Messman:           Yeah, sorry about that.

Chuck Philips:          Yeah. My question has to do with kind of Netware as a
                        development platform. Over the years, as you said, that's been a weakness and I'm trying to figure out what has changed that's going to think of it differently when they're already decided on NT or Lenox as their application development deployment platform. And what can you do in terms of changing that and develop program sand all the other things that go along with that to start at this late date to get people to build applications that run on Netware?

Chris Stone:            Okay. Part of providing this environment, Chuck, is
                        not necessarily just on Netware. Remember we're talking about J2EE here, so we're not looking for just a development platform for Netware. We were looking for a development platform in general. Part of all the services and solutions we're building are now available on Lenox, are available on NT and will be on the XT environment as well as the other Unix environment. So, that was first and foremost was to have a development platform that was a cross-platform.

                        Now, in the Netware space, I would agree with you that we're late in having a development environment on Netware. We tried that years and years ago. You may remember Apware and things like that which were - -

Jack Messman:           LM's.

Chris Stone:            And of course, LM's and they were not a lot of fun
                        from a developer perspective. So, what we've done as also as part of this is at least give our community now, as I mentioned earlier, a development platform that will certainly be fast because of our virtual machine, and that will give our channel, particularly in the mid range, a significant opportunity as well as part of our plan to reinvigorate what we do for the channel.

                        So, there is some pretty good value in providing this to our current base, but the real goal is cross platform development environment for developing components and services independent of just Netware. Hopefully that addresses is.

Chuck Philips:            Okay. Well, I'm just trying to get a sense do you
                          think this acquisition will drive the Netware platform at all? It sounds like not if you needed it anyway.

Chris Stone:              Oh, I see. Well, yes, I do think that you will see the
                          Netware platform - - a little bit more interest in the Netware platform because of this. It's been one of the major missing holes. So, from our existing customer base and channel I believe this will be an attractant for them. They now can develop a standard based application using Netware, which they have not been able to do in the past. So, yes, I do believe that will happen.

Jack Messman:             Chuck, this is Jack Messman. I think the last time you
                          and I met was in some place in Utah in a cabin if you recall.

Chuck Philips:            Yep.

Jack Messman:             I think the other thing we've got to keep in
                          mind here is that I believe that by increasing our visibility and competitiveness in the Web services space it will answer a lot of marketing questions about Novell and its direction and its viability. And that alone will allow Netware to do better.

                          So, we think that Netware is a good product. It's not the basis - - the sole basis of our future, but it's a fantastic product that we think has a lot of legs on it. We've got a plan for that product for the next four or five years, and we've announced it - - I think we announced it at (UNINTELLIGIBLE). So, there are a lot of interesting features coming. It's not just an operating system anymore. It provides web access and a lot of other features that we think will play well in the future.

                          So, I think what we do in Web services with SilverStream will enhance the value of Netware going forward.

Chuck Philips:            Okay.  Thanks a lot.

Operator:                 We will take our last question from Tony Arcillo
                          (phonetic) with LEO.

Tony Arcillo:             Hi from Lumas Sales (phonetic). I understand the
                          strategic objectives and the roadmap. I really just wanted to know why there wasn't some stock in this deal? In other words, if SilverStream management is so excited about the prospect why you're not willing to have more skin in the game?

Jack Messman:             Well, I think that from our point of view, we think
                          our stock at Novell is severely undervalued, and that we had cash and we prefer to do a cash deal.

David Litwack:            Yeah. This is David Litwack. It was definitely
                          Novell's choice. SilverStream certainly would be open to take stock, but we should point out that over the years SilverStream has had a lot of employee participation in equity option programs, and so our employee base and management will be going forward with a significant option grant. So, certainly we have a stake in the future success of Novell.

Jack Messman:             Yeah. We are assuming their option program so those
                          well convert into Novell options.

Tony Arcillo:             Okay.  Thanks.

Operator:                 Thank you. Mr. Messman, do you have any closing
                          remarks?

Jack Messman:             No, I'd just like to thank you all for being with us
                          today. We think this is a very exciting time for Novell and SilverStream. We think we're going to create lots of shareholder value and we are very convinced that our employees are going to be enthusiastic about this combination.

                          Thank you very much for being with us.

Operator:                 Thank you for joining the Novell and SilverStream Web
                          services call. You may now disconnect.

Male Speaker:             So, are you guys doing the (UNINTELLIGIBLE)?

[Many people speaking at once]

[End of Conference Call]


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